EXHIBIT 1

EASTBOURNE CAPITAL COMMENTS ON RECENT DEVELOPMENTS REGARDING AMYLIN PHARMACEUTICALS

San Rafael, California – April 24, 2009 – Eastbourne Capital Management, L.L.C. (“Eastbourne”) today provided the following comment on recent developments in connection with its solicitation of proxies in support of the election of its five proposed nominees to the 12 member Board of Directors of Amylin Pharmaceuticals, Inc. (“Amylin”) (NASDAQ: AMLN) at the Company’s 2009 Annual Meeting of Shareholders:

Rick Barry, Eastbourne Founder and Portfolio Manager, commented, “We believe that Amylin’s current Board and management is mischaracterizing our reasons for pursuing significant change to Amylin’s leadership and we urge shareholders not to be distracted. We believe that the massive loss of shareholder value Amylin shareholders have suffered stems from the Company’s failure to maximize the commercial value of Amylin’s assets. The Board in place during this period should, in our view, bear responsibility for what has gone on at Amylin. It is our strong belief that the upcoming product launch of Exenatide Once-Weekly is Amylin’s best chance for commercial success. We have no confidence that the current Board as a group can provide the leadership to successfully deliver on the Company’s commercial capabilities at this critical juncture. We believe that two new director nominees selected by the incumbent Board, in the absence of further change to the Board, will not adequately address our concerns about the Board functioning.”

Added Barry, “We also note that in the absence of a waiver of the Company’s poison pill to allow Eastbourne and Mr. Icahn to discuss a unified minority slate of non-management director nominees, Mr. Icahn has filed amended proxy materials indicating his intention to solicit proxies in support of the election of three of his nominees and to seek authority to vote for two of the Eastbourne nominees. We believe Mr. Icahn’s decision advances the goal of electing a substantial number of shareholder selected directors drawn from both non-management slates, which would nevertheless represent only a minority of the Board if elected. Eastbourne is determined to present shareholders with the best opportunity to enact change to the Amylin Board and will make a final determination whether and to what extent to seek authority to vote for Mr. Icahn’s nominees in light of future developments, including further actions by the Company or by Mr. Icahn, views expressed by stockholders or by proxy advisory services in meetings we expect to have and taking into account developments in the pending Delaware lawsuit.”

Eastbourne currently owns approximately 12.5% of Amylin’s outstanding shares.

About Eastbourne Capital Management, L.L.C.

Eastbourne Capital Management is a West Coast-based registered investment advisor that employs an investment philosophy based on intensive research, a long-term outlook and a belief in working alongside portfolio companies to enhance shareholder value.

IMPORTANT ADDITIONAL INFORMATION

Security holders are advised to read the proxy statement, white proxy card and other documents related to the solicitation of proxies by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Marina S. Bozilenko, Charles M. Fleischman, William A. Nuerge and Jay Sherwood, from the shareholders of Amylin Pharmaceuticals for use at the 2009 Annual Meeting of Shareholders of Amylin Pharmaceuticals when they are available because they will contain important information. Such materials will, along with other relevant documents, be available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting Mackenzie Partners, Inc. by telephone collect at (212) 929-5500, toll-free at 1-800-322-2885 or by e-mail at amylinproxy@mackenziepartners.com. Information relating to the participants in such proxy solicitation is contained in Exhibit 1 to the Schedule 14A filed on February 2, 2009 and available free of charge at the Securities and Exchange Commission’s website at http://www.sec.gov.

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Contacts:

Media:	Shareholders:
Sard Verbinnen & Co.	MacKenzie Partners, Inc.
Dan Gagnier, 212-687-8080	Larry Dennedy, 212-929-5500
Diane Henry, 415-618-8750	Charlie Koons, 212-929-5500